August 1, 2006

Mail Stop 4561

Mr. Patrick Carroll
Chief Financial Officer
Lexington Corporate Properties Trust
One Penn Plaza, Suite 4015
New York, NY 10119

Re: **Lexington Corporate Properties Trust**
        Form 10-K for the year ended December 31, 2005
        Filed March 14, 2006
        Form 8-K/A dated April 13, 2005
        Filed June 29, 2005
        File No. 1-12386

Dear Mr. Carroll:

    We have reviewed your response letter dated July 6, 2006 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 47

1. We have read your response to prior comment 2 and note that your proposed disclosure does not explain the basis for each additional adjustment to FFO such as the dilutive effect of the deemed conversion of your convertible operating

partnership units and series C cumulative convertible preferred shares. Please revise your disclosure and include your proposed revisions in your response to us.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 57

2. We have reviewed your response to prior comment 3 and continue to question your conclusions. Considering that distributions in excess of cumulative earnings, regardless of whether they are from operating cash flow or not, reduce your investment balance under the equity method and would be treated as a return of capital for tax purposes, it appears that these distributions should be classified as an investing activity under paragraph 16 of SFAS 95. Please revise your presentation accordingly.

Form 8-K/A dated April 13, 2005

3. We have read your response to prior comment 8. Although unaudited financial statements for the most recent interim period which reflected the acquisition of the non-net leased properties were included in the Form 10-Q for the period ended June 30, 2005, these financial statements do not satisfy the requirements under Rule 3-14 of Regulation S-X. In that regard, Rule 3-14 of Regulation S-X financial statements are required for pre-acquisition results. Please revise to present Rule 3-14 of Regulation S-X financial statements for the interim period ended March 31, 2005 on an unaudited basis.

4. In addition, we still do not understand your basis for concluding the financial statements of the properties acquired are not required if they are available and relevant as they appear to be significant in the aggregate. If the properties have an operating/leasing history and leases were assumed from the prior lessor, please explain why financial statements of the property would not be meaningful. The reference you provide to support your ability to exclude financial statements is only related to financial information of the tenants or guarantors and should not be applied to the financial statements of the property.

5. Related to prior comment 9, we still do not understand how the current disclosure depicts a meaningful presentation of the pro forma effects of the acquisition. It is also unclear how the 20% threshold on individual property basis is relevant to the requirements of Article 11 in determining that pro forma information for such properties is not required.   Please revise your pro forma information to reflect the acquisition of all properties to the extent there is available information that is factually supportable.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief